ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Advisors Series Trust	06743106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 29, 2006	April 3, 2006 to April 3, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Phocas Financial Corporation
o Phocas Real Estate Fund
o Phocas Small Cap Value Fund, each a series of:
Advisors Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)